     As filed with the Securities and Exchange Commission on May 16, 2001

--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  Schedule TO

               Tender Offer Statement under Section 14(d)(1) or
            Section 13(e)(1) of the Securities Exchange Act of 1934

                               (Amendment No. 3)

                          HALLWOOD ENERGY CORPORATION
                      (Name of Subject Company (issuer))

                            PURE RESOURCES II, INC.
                            TITAN EXPLORATION, INC.
                             PURE RESOURCES, INC.
                        UNION OIL COMPANY OF CALIFORNIA
                              UNOCAL CORPORATION
                     (Names of Filing Persons (offerors))


                    Common Stock, $0.01 Par Value Per Share
          (including the associated preferred share purchase rights)
        Series A Cumulative Preferred Stock, $0.01 Par Value Per Share
                        (Title of Class of Securities)

                                   40636X105
                                   40636X204
                     (CUSIP Number of Class of Securities)


                               JACK D. HIGHTOWER
                               500 WEST ILLINOIS
                             MIDLAND, TEXAS 79701
                                (915) 498-8600

                (Name, address, and telephone numbers of person
              authorized to receive notices and communications on
                           behalf of filing persons)

                                   Copy to:

                                JOE DANNENMAIER
                           THOMPSON & KNIGHT L.L.P.
                        1700 PACIFIC AVENUE, SUITE 3300
                              DALLAS, TEXAS 75201
                                (214) 969-1700

                           CALCULATION OF FILING FEE


        Transaction valuation*                   Amount of filing fee**
            $152,880,589                                $30,577


*    For purposes of calculating amount of filing fee only. This amount assumes
     (i) the purchase of all outstanding shares of common stock, par value $0.01 per share ("Common Stock"), of Hallwood Energy Corporation ("Hallwood") (9,659,239 shares at March 9, 2001) at a purchase price of $12.50 per share, (ii) the purchase of all outstanding shares of Series A Cumulative Preferred Stock, par value $0.01 per share ("Preferred Stock"), of Hallwood (2,263,573 shares at March 9, 2001) at a purchase price of $10.84 per share, the payment of cash in respect of outstanding options to purchase shares of Common Stock (1,188,467 shares at March 9, 2001) equal to $12.50 per share less the weighted average exercise price of such options of $7.547 per share and (iii) the payment of cash in respect of warrants to purchase shares of Common Stock (309,278 shares at March 9, 2001) equal to $12.50 per share less the exercise price of such warrants of $6.95 per share.

** Filing fee is one-50th of one percent of the aggregate dollar amount of cash being offered by Pure Resources II, Inc. to purchase such shares.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:   $30,577
     Form or Registration No:  Schedule TO
                               Filing Party:    Pure Resources II, Inc., Titan
                               Exploration, Inc., Pure Resources, Inc., Union
                               Oil Company of California, Unocal Corporation
     Date Filed:               April 10, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ X]

--------------------------------------------------------------------------------

                            Introductory Statement

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 10, 2001, as amended on May 1, 2001 and on May 9, 2001 (the "Schedule TO") relating to the offer by Pure Resources II, Inc., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Pure Resources, Inc., a Delaware corporation ("Pure Resources"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Hallwood Energy Corporation, a Delaware corporation ("Hallwood"), including the associated preferred share purchase rights issued pursuant to the Rights Agreement dated as of June 8, 1999, between Hallwood and Registrar and Transfer Company (the "Rights"), at a purchase price of $12.50 per share of Common Stock, net to the seller in cash, without interest thereon, and to purchase all outstanding shares of Series A Cumulative Preferred Stock, par value $0.01 per share (the "Preferred Stock" and together with the Rights and the Common Stock, the "Shares") at a purchase price of $10.84 per share of Preferred Stock, net to the seller in cash, without interest thereon, of Hallwood upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 10, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which are annexed to and filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. Purchaser is a wholly-owned subsidiary of Titan Exploration, Inc., a Delaware corporation ("Titan"), which is a wholly-owned subsidiary of Pure Resources. Pure Resources is a subsidiary of Union Oil Company of California, a California corporation ("Union"), which is a wholly-owned subsidiary of Unocal Corporation, a Delaware corporation ("Unocal"). This Schedule TO is being filed on behalf of Purchaser, Titan, Pure Resources, Union and Unocal.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 8 is hereby amended and supplemented to include the following information:

The subsequent offering period for the Offer expired at 12:00 midnight, New York City time, on Tuesday, May 15, 2001. Pursuant to the Offer, the Purchaser accepted for payment an aggregate of approximately 8,291,547 shares of Common Stock reported by the Depositary as having been tendered in the Offer (including approximately 910 shares that were guaranteed to be delivered), representing approximately 86% of the outstanding Common Stock as of May 15, 2001. The Purchaser also accepted for payment an aggregate of approximately 1,826,993 shares of Preferred Stock reported by the Depositary as having been tendered in the Offer (including approximately 28 shares that were guaranteed to be delivered), representing approximately 81% of the outstanding Preferred Stock. On May 16, 2001, Pure Resources issued a press release announcing the results of the Offer. Pure Resources also announced that it expected that the Merger of the Purchaser with and into Hallwood would occur as soon as practicable. The full text of Pure Resources' May 16, 2001 press release is attached hereto as Exhibit
(a)(14).

ITEM 12. EXHIBITS

     Item 12 is hereby amended and supplemented by adding the following exhibit:

(a)(14)  Press Release issued by Pure Resources, Inc. on May 16, 2001.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

May 16, 2001                  PURE RESOURCES II, INC.


                              By:  /s/ JACK HIGHTOWER
                                   ---------------------------------------------
                                   Name: Jack Hightower
                                         ---------------------------------------
                                   Title: President
                                          --------------------------------------


                              TITAN EXPLORATION, INC.


                              By:  /s/ JACK HIGHTOWER
                                   ---------------------------------------------
                                   Name: Jack Hightower
                                         ---------------------------------------
                                   Title: President
                                          --------------------------------------



                              PURE RESOURCES, INC.


                              By:  /s/ JACK HIGHTOWER
                                   ---------------------------------------------
                                   Name: Jack Hightower
                                         ---------------------------------------
                                   Title: President
                                          --------------------------------------



                              UNION OIL COMPANY OF CALIFORNIA


                              By:  /S/ TERRY G. DALLAS
                                   ---------------------------------------------
                                  Name:  Terry G. Dallas
                                         ---------------------------------------
                                  Title:  Chief Financial Offficer
                                          --------------------------------------


                              UNOCAL CORPORATION


                              By:  /S/ TERRY G. DALLAS
                                   ---------------------------------------------
                                  Name:  Terry G. Dallas
                                         ---------------------------------------
                                  Title:  Chief Financial Offficer
                                          --------------------------------------

                               INDEX OF EXHIBITS


(a)(1)*   Offer to Purchase dated April 10, 2001
(a)(2)*   Form of Letter of Transmittal for Common Stock
(a)(3)*   Form of Letter of Transmittal for Series A Cumulative Preferred Stock
(a)(4)*   Form of Letter of Transmittal for Unexchanged Common Stock Equivalents
(a)(5)* Form of Letter of Transmittal for Unexchanged Series A Cumulative Preferred Stock Equivalents
(a)(6)*   Form of Notice of Guaranteed Delivery for Common Stock
(a)(7)* Form of Notice of Guaranteed Delivery for Series A Cumulative Preferred Stock
(a)(8)* Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(9)* Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(10)* Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9
(a)(11)* Summary Advertisement as published in The Wall Street Journal on April 10, 2001
(a)(12)* Joint Press Release issued by Pure Resources, Inc. and Hallwood Energy Corporation on March 30, 2001
(a)(13)*  Press Release issued by Pure Resources, Inc. on May 9, 2001.
(a)(14)   Press Release issued by Pure Resources, Inc. on May 16, 2001.
(b)(1)* Credit Agreement, dated September 29, 2000, among Pure Resources, Inc., the Lenders party thereto, The Chase Manhattan Bank, as Administrative Agent, First Union National Bank, as Syndication Agent, and Credit Lyonnais New York Branch, as Documentation Agent (incorporated by reference to Exhibit 10.13 to the Pure Resources, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30,
          2000).
(b)(2)* Credit Agreement, dated September 29, 2000, among Pure Resources, Inc., the Lenders party thereto, The Chase Manhattan Bank, as Administrative Agent, First Union National Bank, as Syndication Agent, and BNP Paribas, as Documentation Agent (incorporated by reference to Exhibit 10.14 to the Pure Resources, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
(b)(3)* Consent and Waiver Letter dated January 31, 2001, to the Credit Agreements dated September 29, 2000, among Pure Resources, Inc., the Lenders party thereto, The Chase Manhattan Bank, as Administrative Agent and First Union National Bank, as Syndication Agent (incorporated by reference to Exhibit 10.28 to the Pure Resources, Inc. Annual Report on Form 10-K for the year ended December 31, 2000).
(d)(1)* Agreement and Plan of Merger, dated as of March 29, 2001, among Pure Resources, Inc., Pure Resources II, Inc. and Hallwood Energy Corporation
(d)(2)* Stockholders Agreement by and among Pure Resources, Inc., Pure Resources II, Inc. and certain stockholders of Hallwood Energy Corporation dated as of March 29, 2001
(d)(3)* Noncompetition Agreement by and among Pure Resources, Inc., Hallwood Energy Corporation and The Hallwood Group Incorporated dated as of March 29, 2001
(d)(4)* Stock Option Agreement by and among Hallwood Energy Corporation, Pure Resources, Inc. and Pure Resources II, Inc. dated as of March 29, 2001
(d)(5)* Confidentiality Agreement by and between Hallwood Energy Corporation and Pure Resources, Inc. dated as of December 14, 2000.
(g)       None
(h)       None


*    Previously filed.